May 29, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cash
Branch Chief

Re:	Lumber Liquidators Holdings, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
Form 10-Q for the quarter ended March 31, 2015
Filed April 29, 2015
File No. 1-33767

Dear Mr. Cash:

Lumber Liquidators Holdings, Inc. (the “Company”) has received your letter dated May 15, 2015 containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

As discussed with Mindy Hooker of your office on May 29, 2015, this letter is to inform you that we intend to provide our responses on or before June 12, 2015.

If you have questions, please feel free to contact me at 757-259-4297.

Sincerely,

/s/ E. Livingston B. Haskell

E. Livingston B. Haskell
General Corporate Counsel